Exhibit 6.3

SECURED LOAN AGREEMENT

(WITH RECOURSE ONLY TO THE SECURITY)

$ 75,000	8/16/2017
_______, ____

For the mutual considerations contained herein, T STAMP LLC (hereinafter “Company”) and Alexander Valdes (hereinafter “Affiliate”) do hereby make the following limited recourse loan agreement, wherein Company is making a secured loan, without personal recourse, to Affiliate upon the following terms and conditions:

1. Company does hereby loan to Affiliate the cash sum of seventy-five thousand dollars ($75,000).

2. This loan shall be all due and payable to Company on the earlier of (a) three (3) years from from the date of the Agreement; or (b) within ninety (90) days upon liquidation of the loan’s underlying security.

3. Affiliate does hereby grant and pledge to Company, as security for this loan, all of the Affiliate’s right, title, and interest in 22 shares of common stock ownership in T Stamp Inc.

4. Interest shall accrue on said loan at a rate equal to the Wall Street Journal Prime Rate during the term of this loan, and Affiliate shall accrue interest compounded annually on the anniversary date of this loan; provided, however, that so long as Affiliate is employed by Company, the interest rate shall be abated to the Applicable Federal Rate at August 2017 of ninety-six basis points (0.96) percent per annum. Affiliate and Company understand and acknowledge that any amount of non-accrued interest below the abated interest rate is income realized by the Affiliate.

5. Should Affiliate become in default of this loan, Company shall, upon thirty (30) days written notice to Affiliate, be entitled to take possession of and realize upon the Affiliate’s 22 shares of common stock ownership in T Stamp Inc.

7. Should Company, upon default of Affiliate, be required to collect this loan, Affiliate shall be responsible to Company for all costs, including reasonable attorney’s fees and other expenses, incurred by Company in collection hereunder.

Affiliate	Company

/s/ Alexander Valdes	/s/ Andrew Gowasack

Alexander Valdes	Andrew Gowasack

Its Chief Executive Officer